SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                   FORM 8 - A


         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            Regional Bankshares, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

        South Carolina                               57-1108717
--------------------------------------------------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


644 Fourth Street
Hartsville, South Carolina                               29550
-----------------------------------------    -----------------------------------
(Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


                 Title of each class             Name of each exchange on which
                 to be so registered             each class is to be registered
                 -------------------             ------------------------------

                 None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]

         Securities Act registration statement file number to which this form relates:

                  N/A
         ------------------- (if applicable)



Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock ($1.00 par value)
--------------------------------------------------------------------------------
                               (Title of Class)

Item 1.   Description of Registrant's Securities to be Registered

          General. The class of securities registered hereunder is the Registrant's Common Stock, par value $1.00 per share (the "Common Stock"). All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors may declare on the Common Stock from sources legally available therefor. Each share of Common Stock has the same voting rights, privileges and preferences. Each share is entitled to one vote on any issue requiring a vote at any meeting. Shareholders do not have preemptive rights to subscribe for additional shares. A majority of the outstanding shares of Common Stock constitute a quorum for the transaction of business at any meeting of shareholders. Cumulative voting is not permitted for the election of directors. In the absence of the establishment of liquidation rights for one or more series of preferred stock, the holders of common stock will be entitled to receive the net assets of Registrant upon dissolution.

          Indemnification of Directors and Officers. Under South Carolina law, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that their conduct was lawful and in the corporate interest (or not opposed thereto) set forth by statute. A corporation may also provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding. The Company's articles of incorporation provide that indemnification shall be provided to the fullest extent permitted by the South Carolina Business Corporation Act.

          In addition to this mandatory indemnification right, the Registrant's Bylaws provide additional protections that include, but are not limited to, situations where: (i) the director conducted him or herself in good faith; (ii) the director reasonably believed that conduct in his or her official capacity with the Registrant was in the Registrant's best interest or was not opposed to the best interest of the Registrant; and (iii) in the case of a criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful.

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

          No director will, however, be indemnified if he or she is found liable to the Registrant in a proceeding brought on the Registrant's behalf or he or she is found liable on the basis that he or she received an improper personal benefit.

          The Registrant's board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the conditions and obligations described above. The board of directors intends to extend indemnification rights to all of its executive officers.

          The Registrant's Articles of Incorporation contain a provision which, subject to the following exceptions, limits the liability of a director for any breach of duty as a director. There is no limitation of liability for: (i) a breach of the director's duty of loyalty to Registrant or its shareholders; (ii) an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law; (iii) any payment of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act; (iv) any transaction from which the director derives an improper personal benefit.

          In addition, if the South Carolina Business Corporation Act is amended to authorize further elimination or limitation of the liability of directors, then the liability of each director shall be eliminated or limited to the fullest extent permitted by the provisions of the Act, as then in effect without further action by the shareholders, unless the law requires shareholder action. The provision does not limit the right of Registrant or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

          Anti-Takeover Provisions in the Articles of Incorporation and under State Law

          Classified Board and Removal of Directors. The Registrant's Board of Directors is to be comprised of the number of directors fixed from time to time by resolution of the Board of directors, but in no event shall such number be less than five nor more than 25. At any time that the Board has six or more members, unless provided otherwise by the Articles, the terms of office of directors will be staggered by dividing the total number of directors into three classes, with each class accounting for one-third, as near as may be possible, of the total. The terms of directors in the first class expire at the first annual shareholders' meeting after their election, the terms of the second class expire at the second annual shareholders' meeting after their election, and the terms of the third class expire at the third annual shareholders' meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of three years to succeed those whose terms expire. Each director, except in the case of his earlier death, written resignation, retirement, disqualification or removal, shall serve for the duration of his term, as staggered, and thereafter until his successor shall have been elected and qualified.



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

          A director may be removed for cause only if the number of votes cast to remove the director exceeds the number of votes cast against removal. A director may be removed without cause only by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock entitled to vote in an election of directors.

          Classifying the Board of Directors and restricting the ability to remove them may impede desirable management changes and insulate top management.

          Business Combinations. Under the South Carolina Business Corporations Act (the "Act"), a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's Articles of Incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan.

          Under the Act, to authorize the sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's Articles of Incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction.

          Under  the   Registrant's   Articles  of   Incorporation,   with  some
          exceptions, any merger or share exchange involving the Registrant or any sale or other disposition of all or substantially all of its assets will require the affirmative vote of a majority of the company's directors then in office and the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock. However, if the Registrant's board of directors has approved the particular transaction by the affirmative vote of two-thirds of the entire Board, then shareholder approval of the transaction would require the affirmative vote of the holders of only a majority of the outstanding shares of common stock entitled to vote on the transaction.

          South Carolina Business Combination Statute. The South Carolina Business Combinations Statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested


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

          members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. The Company's articles of incorporation do not contain such a provision. An amendment of the articles of incorporation to that effect will, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

          Control Share Acquisitions. The South Carolina corporations law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

          The  legislation  provides  that,  if  authorized  by the  articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. The Company is not authorized by its articles or bylaws to redeem control shares pursuant to such legislation.

          Preferred Stock. The Articles of Incorporation of the Registrant authorize the board of directors, without further shareholder action, to issue from time to time, up to 1,000,000 shares of preferred stock. The board of directors is empowered to divide any and all of the shares of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established, including: (i) the distinctive designation of such series and the number of shares which shall constitute such series, (ii) the annual rate of dividends payable on shares of such series, whether dividends shall be cumulative and conditions upon which and the date when such dividends shall be accumulated on all shares of such series issued prior to the record date for the first dividend of such series,
          (iii)  the time or  times,  if any,  when the price or prices at which


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

          shares of such series shall be redeemable at the option of the holder or of Registrant and the sinking fund provision, if any, for the purchase or redemption of such shares, (iv) the amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of Registrant, and whether all or a portion is paid before any amount is paid on Registrant's common stock, (v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Registrant's common stock or shares of any other series of preferred stock and the terms and conditions of such conversion or exchange, and (vi) whether the shares of such series have voting rights, if any.

          The existence of Registrant's preferred stock does not, by itself, have any effect on the rights of holders of Registrant's common stock. However, the issuance of one or more series of preferred stock in the future could affect the holders of Registrant's common stock in a number of respects, including the following: (i) the issuance of preferred stock will probably subordinate the common stock to the preferred stock in terms of dividend and liquidation rights, since preferred stock typically entitles its holders to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation is made on common stock, (ii) if voting or conversion rights are granted to the holders of preferred stock, the voting power of the common stock (including stock held by any persons who may be seeking to obtain control of Registrant) will be diluted, and (iii) the issuance of preferred stock may result in a dilution of earnings per share of the present common stock and certain fundamental matters requiring shareholder approval (such as mergers, consolidations, sales of assets and future amendments to the Articles of Incorporation) may require approval by the separate vote of each class, including the additional class (or in some cases each series of that class) before action can be taken by Registrant.

          Issuance of preferred stock could, under certain circumstances, discourage or make more difficult an attempt by a person or organization to gain control of Registrant by tender offer or proxy contest, or to consummate a merger or consolidation with Registrant after acquiring control, and to remove incumbent management, even if such transactions were favorable to Registrant's shareholders. Thus, it could benefit present management by helping them to retain their positions. Shares of preferred stock could possess voting or conversion rights which would have that effect, especially if the shares were issued in a private placement to a party or parties sympathetic to management and opposed to any attempt to gain control of Registrant.



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

          Consideration of Constituencies. The Articles of Incorporation of the Registrant provide that the board of directors, in evaluating an offer to acquire Registrant by another party, may consider: (i) all economic effects on employees, customers, suppliers, and other constituencies, as well as the communities in which Registrant is located; (ii) all features of the consideration being offered, including, without limitation, the future value of Registrant as an independent going concern; and (iii) such other factors as the directors deem relevant in the discharge of their duties to Registrant.

          The foregoing is merely a summary of certain provisions of the Articles of Incorporation and is qualified in its entirety by reference thereto.

Item 2.  Exhibits

Exhibit No.
from Item 601
of Regulation S-B        Description
-----------------        -----------

      3.1                Articles of Incorporation
      3.2                Bylaws
      4.1                Specimen Common Stock Certificate






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

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Regional Bankshares, Inc.




                                        By:  s/Curtis A. Tyner
                                            -------------------------------
                                                Curtis A. Tyner
                                                President and Chief Executive
                                                Officer


Date:   March 26, 2001



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



                                  EXHIBIT INDEX


Exhibit No.                         Description

3.1                                 Articles of Incorporation
3.2                                 Bylaws
4.1                                 Specimen Common Stock Certificate



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